Exhibit 99.1

Cellectis Reports Financial Results for 2nd Quarter and First Six Months 2017

  First AML patient treated with UCART123, our allogeneic CAR T product candidate in the Phase I dose-escalation study arm; enrollment ongoing
  IND clearance granted by the FDA to Servier and Pfizer related to the Phase I clinical trials of UCART19 in ALL patients
  Closing of the Calyxt’s Nasdaq IPO with $64.4 million in gross proceeds to Calyxt on July 25, 2017
  Strong cash position of $272 million1 (€238 million) as of June 30, 2017

NEW YORK--(BUSINESS WIRE)--August 2, 2017--Regulatory News:

Cellectis S.A. (Paris:ALCLS) (NASDAQ:CLLS), a clinical-stage biopharmaceutical company focused on developing immunotherapies based on gene-edited CAR T-cells (UCART), today announced its results for the three-month period ended June 30, 2017 and for the six-month period ended June 30, 2017.

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1 Translated only for convenience into U.S. dollars at an exchange rate of €1.00=$1.1412, the daily reference rate reported by the European Central Bank (“ECB”) as of June 30, 2017.

Second Quarter 2017 and Recent Highlights

Cellectis - Therapeutics

UCART123: Cellectis’ most advanced, wholly controlled TALEN® gene-edited, allogeneic CAR T product candidate

  First patient administration of UCART123 product candidate - in Acute Myeloid Leukemia (AML), marking the start of the Phase I dose escalation study.
    For AML patients, the Phase I clinical trial is being conducted at Weill Cornell Medicine New York - Presbyterian Hospital, and led by Gail J. Roboz, MD, Director of the Clinical and Translational Leukemia Programs and Professor of Medicine.
    For Blastic Plasmacytoid Dendritic Cell Neoplasm (BPDCN) patients, the Phase I clinical trial is being conducted at MD Anderson Cancer Center, and is led by Naveen Pemmaraju, MD, Assistant Professor, and Hagop Kantarjian, MD, Professor and Department Chair, Department of Leukemia, Division of Cancer Medicine.

UCART19: exclusively licensed to Servier

  IND clearance obtained for Servier, in collaboration with Pfizer, to proceed with UCART19 Phase I clinical trials in the U.S. in patients with relapsed /refractory acute lymphoblastic leukemia (ALL).
  UCART19 Phase I clinical trials in pediatric and adult ALL patients are ongoing at University College London (UCL) and Kings College London (KCL), in the UK, sponsored by Servier.

Manufacturing

  On-going manufacturing of UCART CS1, an allogeneic CAR T-cell product candidate for Multiple Myeloma.
  Signed a Development and Manufacturing Agreement on July 27, 2017 with MolMed S.p.A for the development and manufacturing of UCAR T-cell product candidates

IP/ Patent portfolio

  U.S. patent 8,921,332, which claims the use of chimeric restriction endonucleases for directing chromosomal gene editing in cells by homologous recombination (HR), initially issued on Dec. 30, 2014, was upheld by the United States Patent and Trademark Office (USPTO) after a reexamination initiated in October 2015.
  Grant by the European Patent Office of patent No. EP3004337, covering a method of using RNA-guided endonucleases, such as Cas9 or Cpf1 for the genetic engineering of T-cells

Conferences

  Presentation of data on Cellectis’ UCART product candidates at the ASGCT 20th Annual Meeting in Washington, D.C., USA.
  Presentations on Cellectis-controlled programs and Pfizer/Cellectis collaboration programs at the 2017 American Association for Cancer Research (AACR) Annual Meeting:
    Wholly-controlled Program UCART22: An Allogeneic Adoptive Immunotherapy for Leukemia Targeting CD22 with CAR T-cells;
    Collaboration Programs:
      Allogeneic EGFRvIII Chimeric Antigen Receptor T-cells for Treatment of Glioblastoma and
      Differential Modulation of the PD-1 Pathway Impacts the Anti-Tumor Activity of CAR T- cells.
  Company’s founder, Chairman and CEO, Dr. André Choulika participated at the 2017 Milken Institute Global Conference as a panelist for a session titled, “Humankind vs. Cancer: The Scorecard” on Wednesday, May 3, 2017.

Corporate Governance

  Cellectis Shareholders’ General Meeting was held at the Company’s head office in Paris on June 26, 2017. At the meeting, more than 73% of voting rights were exercised, and all resolutions recommended by the board of directors, were adopted, including:
    the appointment of two new directors to the board of directors, Mr. Rainer Boehm and Mr. Hervé Hoppenot; and
    the renewal of the term of office of director of Mr. Laurent Arthaud, Mr. Pierre Bastid and Mrs. Annick Schwebig.

Calyxt Inc. – Cellectis’ plant science subsidiary

  Calyxt closed its IPO with $64.4 million in gross proceeds to Calyxt from the sale of approximately 8 million shares at $8 per share, including the full exercise of the underwritter’s overallotment option and Cellectis’ purchase of $20.0 million of shares in the IPO. Calyxt’s shares of common stock are traded on NASDAQ under the symbol “CLXT”. Cellectis owns approximately 79.9% of Calyxt’s outstanding shares of common stock.
  Calyxt launched, under a services agreement with University of Minnesota U.S. field trials for powdery mildew-resistant spring wheat variety, representing its fourth gene-edited crop to undergo trials
  Joseph B. Saluri was named as General Counsel and Executive Vice President, Corporate Development. Mr. Saluri brings to Calyxt over 24 years of legal, business development, strategic planning and project management experience in the global agri-business space.
  Calyxt signed an agreement with a third-party for the sale and leaseback of its Roseville, MN, greenhouse and warehouse facility and construction of the remaining facility. The completion of the sale is conditioned on Calyxt and the buyer entering into a new facility construction agreement and a lease in respect of the property in the forms contemplated by the sale agreement.

Financial Results

Cellectis’ consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board (“GAAP”).

Second Quarter 2017 Financial Results

Cash: As of June 30, 2017, Cellectis had €237.6 million in total cash, cash equivalents and current financial assets compared to €258.5 million as of March 31, 2017. This decrease of €20.9 million reflects (i) net cash flows used by operating activities of €10.0 million, (ii) capital expenditures of €0.7 million and (iii) the unrealized negative translation effect of exchange rate fluctuations on our U.S. dollar cash, cash equivalents and current financial assets of €11.0 million; partially offset by (iv) the increase in equity mainly attributable to the exercise of share warrants for €0.8 million.

Revenues and Other Income: During the quarters ended June 30 2016 and 2017, we recorded €18.1 million and €8.2 million, respectively, in revenues and other income. This decrease is mainly due to a €10.0 million decrease in collaboration revenues of which €7.7 million represented milestone, revenues received during the second quarter of 2016 with the first patient dosed in Phase I clinical trial for UCART19, and a decrease of €2.0 million in recognition of upfront already paid to Cellectis.

Total Operating Expenses: Total operating expenses for the second quarter of 2017 were €26.2 million, compared to €28.2 million for the second quarter of 2016. The non-cash stock-based compensation expenses included in these amounts were €11.3 million and €14.4 million, respectively.

R&D Expenses: For the quarters ended June 30, 2016 and 2017, research and development expenses decreased by €2.6 million from €19.5 million in 2016 to €16.9 million in 2017. Personnel expenses decreased by €3.2 million from €11.6 million in 2016 to €8.4 million in 2017, primarily due to a €3.1 million decrease in non-cash stock based compensation expense, partly offset by a €0.1 million increase in wages and salaries. Purchases and external expenses and other expenses increased by €0.5 million from €7.5 million in 2016 to €8.0 million in 2017, mainly due to increased expenses related to payments to third parties participating in product development, purchases of biological raw materials and expenses associated with the use of laboratories and other facilities.

SG&A Expenses: During the quarters ended June 30, 2016 and 2017, we recorded €8.6 million and €9.1 million, respectively, of selling, general and administrative expenses. The increase of €0.5 million primarily reflects an increase of €0.6 million in personnel expenses from €6.5 million to €7.1 million, attributable, among other things, to an increase of €0.6 in wages and salaries and an increase of €0.1 million in non-cash stock-based compensation expense, partially offset by a decrease of €0.2 million in purchases and external expenses.

Financial Gain (Loss): The financial gain was €3.8 million for the second quarter of 2016 compared with a financial loss of €6.0 million for the second quarter of 2017. The change in financial result was primarily attributable to a decrease in net foreign exchange loss of €11.5 million due to the effect of exchange rate fluctuations on our U.S. dollar cash and cash equivalent accounts and an increase of €1.9 million in fair value adjustment income on our foreign exchange derivatives and current financial assets.

Net Income (Loss) Attributable to Shareholders of Cellectis: During the three months ended June 30, 2016 and 2017, we recorded a net loss attributable to shareholders of Cellectis of €6.3 million (€0.18 per share on both a basic and a diluted basis) and net loss attributable to shareholders of Cellectis of €24.1 million (€0.68 per share on both a basic and a diluted basis), respectively. Adjusted loss attributable to shareholders of Cellectis for the second quarter of 2017 was €12.8 million (€0.36 per share on both a basic and a diluted basis) compared to adjusted income attributable to shareholders of Cellectis of €8.1 million (€0.23 per share on both a basic and a diluted basis), for the second quarter of 2016. Adjusted income (loss) attributable to shareholders of Cellectis for the second quarter of 2017 and 2016 excludes non-cash stock-based compensation expense of €11.3 million and €14.4 million, respectively. Please see "Note Regarding Use of Non-GAAP Financial Measures" for reconciliation of GAAP net income (loss) attributable to shareholders of Cellectis to adjusted income (loss) attributable to shareholders of Cellectis.

First Six Months 2017 Financial Results

Cash: As of June 30, 2017, Cellectis had €237.6 million in total cash, cash equivalents and current financial assets compared to € 276.2 million as of December 31, 2016. This decrease of €38.6 million primarily reflects (i) net cash flows used by operating activities of €25.2 million, (ii) capital expenditures of €1.4 million and (iii) the unrealized negative translation effect of exchange rate fluctuations on our U.S. dollar cash, cash equivalents and current financial assets of €13.0 million; partially offset by an increase in equity mainly attributable to the exercise of share warrants for €1.0 million.

Cellectis expects that its cash, cash equivalents and current financial assets of €237.6 million as of June 30, 2017 will be sufficient to fund its current operations to 2019.

Revenues and Other Income: During the six-month periods ended June 30, 2016 and 2017, we recorded €27.6 million and €17.8 million, respectively, in revenues and other income. This decrease is mainly due to (i) a €10.4 million decrease in collaboration revenues of which €7.7 million represented milestones revenues received during the second quarter of 2016 with the first patient dosed in the Phase I clinical trial for UCART 19, a decrease of €3.5 million in recognition of upfront fees already paid to Cellectis and a decrease of €0.8 million in research and development cost reimbursements; partially offset by an increase of €1.5 million in revenue related to supply to Servier, partly offset by (ii) an increase of €0.7 million in research tax credits.

Total Operating Expenses: Total operating expenses for the six-month period ended June 30, 2017 were €54.4 million, compared to €58.1 million for the six months ended June 30, 2016. The non-cash stock-based compensation expenses included in these amounts were €24.1 million and €27.8 million, respectively.

R&D Expenses: For the six-month periods ended June 30, 2016 and 2017, research and development expenses decreased by €3.1 million from €38.4 million in 2016 to €35.3 million in 2017. Personnel expenses decreased by €5.3 million from €23.5 million in 2016 to €18.2 million in 2017, primarily due to a €3.7 million decrease in non-cash stock based compensation expense, and a €1.7 million decrease in social charges on stock options; grants partly offset by a €0.1 million increase in wages and salaries. Purchases and external expenses increased by €2.0 million from €14.2 million in 2016 to €16.2 million in 2017, mainly due to increased expenses related to payments to third parties participating in product development, purchases of biological raw materials and expenses associated with the use of laboratories and other facilities.

SG&A Expenses: During the six-month periods ended June 30, 2016 and 2017, we recorded €19.1 million and €18.2 million, respectively, of selling, general and administrative expenses. The decrease of €0.9 million primarily reflects (i) a decrease of €0.4 million in personnel expenses from €14.8 million to €14.3 million, attributable, among other things, to a decrease of €1.5 million of social charges on stock options grants, partly offset by a €1.1 million increase in wages and salaries, and (ii) a decrease of €0.6 million in purchases and external expenses.

Financial Gain (Loss): The financial loss was €5.3 million for the six-month period ended June 30, 2016 compared with financial loss of €6.1 million for the six-month period ended June 30, 2017. The change in financial result was primarily attributable to the effect of exchange rate fluctuations on our U.S. dollar cash and cash equivalent accounts for €3.9 million partially offset by the fair value adjustment on our derivative instrument and financial current asset for €3.0 million.

Net Income (Loss) Attributable to Shareholders of Cellectis: During the six-months periods ended June 30, 2016 and 2017, we recorded a net loss attributable to shareholders of Cellectis of €35.7 million (€ 1.01 per share on both a basic and a diluted basis) and a net loss attributable to shareholders of Cellectis of €42.7 million (€1.20 per share on both a basic and diluted basis), respectively. Adjusted loss attributable to shareholders of Cellectis for the six-month period ended June 30, 2017 was €18.6 million (€0.52 per share on both a basic and a diluted basis) compared to adjusted loss attributable to shareholders of Cellectis of €7.9 million (€0.22 per share on both a basic and a diluted basis), for the six-month period ended June 30, 2016. Adjusted loss attributable to shareholders of Cellectis for the six-month periods ended June 30, 2017 and 2016 excludes a non-cash stock-based compensation expense of €24.1 million and €27.8 million, respectively. Please see "Note Regarding Use of Non-GAAP Financial Measures" for a reconciliation of GAAP net income (loss) attributable to shareholders of Cellectis to Adjusted income (loss) attributable to shareholders of Cellectis.

CELLECTIS S.A. INTERIM STATEMENT OF CONSOLIDATED FINANCIAL POSITION (€ in thousands, except per share data)

	As of
	December 31, 2016 Audited	June 30, 2017 Unaudited

ASSETS
Non-current assets
Intangible assets	1,274	1,213
Property, plant, and equipment	16,033	15,466
Other non-current financial assets	656	835
Total non-current assets	17,963	17,515

Current assets
Inventories	112	114
Trade receivables	3,441	4,346
Subsidies receivables	8,276	13,500
Other current assets	8,414	14,196
Cash and cash equivalent and Current financial assets	276,216	237, 614
Total current assets	296,459	269,771
TOTAL ASSETS	314,422	287,286

LIABILITIES
Shareholders’ equity
Share capital	1,767	1,793
Premiums related to the share capital	473,306	496,752
Treasury share reserve	(307)	(199)
Currency translation adjustment	2,501	(3,030)
Retained earnings	(157,695)	(218,496)
Net income (loss)	(60,776)	(42,653)
Total shareholders’ equity - Group Share	258,795	234,168
Non-controlling interests	1,779	3,118
Total shareholders’ equity	260,574	237,285

Non-current liabilities
Non-current financial liabilities	28	18
Non-current provisions	532	571
Total non-current liabilities	560	589

Current liabilities
Current financial liabilities	1,641	61
Trade payables	9,223	15,040
Deferred revenues and deferred income	36,931	28,605
Current provisions	563	382
Other current liabilities	4,930	5,323
Total current liabilities	53,288	49,412
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	314,422	287,286

CELLECTIS S.A. INTERIM STATEMENT OF CONSOLIDATED OPERATIONS – Second quarter (unaudited) (€ in thousands, except per share data)

	For the three-month period ended June 30,
	2016	2017

Revenues and other income
Revenues	15,823	5,902
Other income	2,317	2,248
Total revenues and other income	18,140	8,150
Operating expenses
Royalty expenses	(291)	(512)
Research and development expenses	(19,526)	(16,910)
Selling, general and administrative expenses	(8,600)	(9,105)
Other operating income and expenses	259	337
Total operating expenses	(28,158)	(26,190)

Operating income (loss)	(10,018)	(18,040)

Financial gain (loss)	3,763	(6,045)

Net income (loss)	(6,255)	(24,085)
Attributable to shareholders of Cellectis	(6,255)	(24,085)
Attributable to non-controlling interests	-	-

Basic net income (loss) attributable to shareholders of Cellectis per share (€/share)	(0.18)	(0.68)

Diluted net income (loss) attributable to shareholders of Cellectis per share (€/share)	(0.18)	(0.68)

CELLECTIS S.A. INTERIM STATEMENT OF CONSOLIDATED OPERATIONS – FIRST SIX MONTHS (unaudited) (€ in thousands, except per share data)

	For the six-month period ended June 30,
	2016	2017

Revenues and other income
Revenues	22,801	12,230
Other income	4,838	5,582
Total revenues and other income	27,639	17, 812
Operating expenses
Royalty expenses	(723)	(1,086)
Research and development expenses	(38,396)	(35,303)
Selling, general and administrative expenses	(19,127)	(18,248)
Other operating income and expenses	180	238
Total operating expenses	(58,066)	(54,398)

Operating income (loss)	(30,427)	(36,586)

Financial gain (loss)	(5,292)	(6,067)

Net income (loss)	(35,719)	(42,653)
Attributable to shareholders of Cellectis	(35,719)	(42,653)
Attributable to non-controlling interests	-	-

Basic net income (loss) attributable to shareholders of Cellectis per share (€/share)	(1.01)	(1.20)

Diluted net income (loss) attributable to shareholders of Cellectis per share (€/share)	(1.01)	(1.20)

Note Regarding Use of Non-GAAP Financial Measures

Cellectis S.A. presents Adjusted income (loss) attributable to shareholders of Cellectis in this press release. Adjusted income (loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. We have included in this press release a reconciliation of this figure to Net income (loss) attributable to shareholders of Cellectis, which is the most directly comparable financial measure calculated in accordance with IFRS. Because Adjusted income (loss) attributable to shareholders of Cellectis excludes Non-cash stock-based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure. In particular, we believe that the elimination of Non-cash stock-based expenses from Net income (loss) attributable to shareholders of Cellectis can provide a useful measure for period-to-period comparisons of our core businesses. Our use of Adjusted income (loss) attributable to shareholders of Cellectis has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) other companies, including companies in our industry which use similar stock-based compensation, may address the impact of Non-cash stock-based compensation expense differently; and (b) other companies may report Adjusted income (loss) attributable to shareholders or similarly titled measures but calculate them differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider Adjusted income (loss) attributable to shareholders of Cellectis alongside our IFRS financial results, including Net Income (loss) attributable to shareholders of Cellectis.

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME – Second quarter (unaudited) (€ in thousands, except per share data)

	For the three-month period ended June 30,
	2016	2017

Net income (loss) attributable to shareholders of Cellectis	(6,255)	(24,085)
Adjustment:
Non-cash stock-based compensation expense	14,383	11,288
Adjusted net income (loss) attributable to shareholders of Cellectis	8,128	(12,797)

Basic Adjusted net income (loss) attributable to shareholders of Cellectis (€/share)	0.23	(0.36)

Weighted average number of outstanding shares, basic (units)	35,295,817	35,560,088

Diluted Adjusted net income (loss) attributable to shareholders of Cellectis (€/share)	0.23	(0.36)

Weighted average number of outstanding shares, diluted (units)	35,472,312	35,580,391

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME – First six months (unaudited) (€ in thousands, except per share data)

	For the six-month period ended June 30,
	2016	2017

Net income (loss) attributable to shareholders of Cellectis	(35,719)	(42,653)
Adjustment:
Non-cash stock-based compensation expense	27,797	24,076
Adjusted net income (loss) attributable to shareholders of Cellectis	(7,922)	(18,577)

Basic Adjusted net income (loss) attributable to shareholders of Cellectis (€/share)	(0.22)	(0.52)

Weighted average number of outstanding shares, basic (units)	35,245,549	35,447,574

Diluted Adjusted net income (loss) attributable to shareholders of Cellectis (€/share)	(0.22)	(0.52)

Weighted average number of outstanding shares, diluted (units)	35,622,858	35,490,639

About Cellectis

Cellectis is a clinical-stage biopharmaceutical company focused on developing a new generation of cancer immunotherapies based on gene-edited T-cells (UCART). By capitalizing on its 17 years of expertise in gene editing – built on its flagship TALEN® technology and pioneering electroporation system PulseAgile – Cellectis uses the power of the immune system to target and eradicate cancer cells. Using its life-science-focused, pioneering genome engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets. Cellectis is listed on the Nasdaq market (ticker: CLLS) and on the NYSE Alternext market (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

Talking about gene editing? We do it. TALEN® is a registered trademark owned by Cellectis

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions and include, but are not limited to, statements regarding the outlook for Cellectis’ future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances, many of which are beyond Cellectis’ control. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. Cellectis expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

CONTACT:
Media:
Jennifer Moore, VP of Communications, 917-580-1088
media@cellectis.com
or
Caitlin Kasunich, KCSA Strategic Communications, 212-896-1241
ckasunich@kcsa.com
or
IR:
Simon Harnest, VP of Corporate Strategy and Finance, 646-385-9008
simon.harnest@cellectis.com